UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(A)

                               (AMENDMENT NO. 15)


                        PRICE COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    741437305
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                PETER G. SAMUELS
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3335
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 12, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

                                       13D

--------------------                                       --------------------

CUSIP NO. 741437305                                          PAGE 2 OF 4 PAGES
--------------------                                       --------------------

*************

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                             Robert Price
                                             ###-##-####

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /_/
                                                                  (b) /_/

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS                                        N/A

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                               /_/

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                United States


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                         7.    SOLE VOTING POWER             4,989,800

                         ------------------------------------------------------
NUMBER OF SHARES         8.    SHARED VOTING POWER           0
  BENEFICIALLY
 OWNED BY EACH           ------------------------------------------------------
REPORTING PERSON         9.    SOLE DISPOSITIVE POWER        4,989,800
      WITH
                         ------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER      0

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                               4,989,800

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                             /_/

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.3%

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14.      TYPE OF REPORTING PERSON                            IN

         This Amendment No. 15 amends the Schedule 13D, as amended, filed by Robert Price relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Price Communications Corporation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The responses to Item 5(a), (b) and (c) are hereby amended by deleting the entire text thereof and inserting the following in lieu thereof:

     (a) Aggregate Number or Percentage of Shares of Common Stock Outstanding Beneficially Owned by the Reporting Person

         As of April 22, 2004, Mr. Price beneficially owned 4,989,800 shares of Common Stock or approximately 9.3% of the 53,855,999 shares of Common Stock outstanding as of March 15, 2004. Effective on or about March 12, 2004, Mr. Price no longer has proxies to vote shares of Common Stock owned by his grandchildren.

     (b) Number of Shares and Power to Vote

         As of April 22, 2004, Mr. Price has the sole power to vote the shares listed under Item 5(a) and the sole power to dispose of the shares listed under Item 5(a).

     (c) Description of Securities Transactions

         During the sixty days prior to April 22, 2004, Mr. Price sold an aggregate of 265,200 shares of Common Stock in ordinary brokerage transactions in the open market, as follows:

         Date of Transaction      Number of Shares       Sales Price (per share)
         February 23, 2004        100,000                $14.7501
         February 23, 2004         25,000                $14.7342
         March 3, 2004            100,000                $15.31
         April 20, 2004             5,600                $15.86
         April 20, 2004             4,000                $15.87
         April 21, 2004             5,500                $15.75
         April 21, 2004             2,000                $15.76
         April 21, 2004             2,000                $15.77
         April 21, 2004             1,100                $15.79
         April 22, 2004            20,000                $15.81


         In addition, on February 23, 2004, Mr. Price made a charitable gift of 1,800 shares of Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           April 26, 2004



                                           /s/  ROBERT PRICE
                                           ------------------------------
                                           Robert Price





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